September 1, 2005

Kenneth R. Peak
Chairman, Chief Executive Officer and Chief Financial Officer
Contango Oil & Gas Company
3700 Buffalo Speedway, Suite 960
Houston, Texas 77098


Re:	Contango Oil & Gas Company
		Registration Statement on Form S-3
      Filed August 2, 2005
	File No. 333-127096


Dear Mr. Peak:

      We have limited our review of the above filings to only the areas commented on below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1. The transaction you seek to register includes resales of
125,000
common shares issuable upon conversion of the company`s Series D Preferred stock, which is issuable at the company`s option in lieu of cash dividends.  The proposed transaction does not appear to satisfy
one of the "transaction requirements" of general instruction I.B of
Form S-3.   Requirement I.B.3 is not applicable to your proposed
offering because the Series D Preferred stock issuable in lieu of cash dividends is not "outstanding" and may never become outstanding should the company elect to make cash payments of dividends. Please revise to remove these shares from the registration statement. Selling Stockholders, page 13

2. Please identify any selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers. If you determine that any selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such stockholder is an underwriter.

Closing Comments

      As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3745 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.


									Sincerely,


									Tangela Richter
									Branch Chief



        cc:    via facsimile
           	Richard Shortz, Esq.
            	Morgan, Lewis & Bockius LLP
            	(213) 612-2501
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Mr. Peak
Contango Oil & Gas Company
September 1, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010